UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 15, 2006

ALTEON INC.
(Exact name of registrant as specified in its charter)

Delaware	001-16043	13-3304550
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6 Campus Drive
Parsippany, New Jersey 07054
(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (201) 934-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[X] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01 OTHER EVENTS.

Kenneth I. Moch, President and Chief Executive Officer of Alteon Inc. (“Alteon”), will participate in the Rodman & Renshaw 3rd Annual Global Healthcare Conference in Monaco on Monday, May 15, 2006 at 5:35 pm (11:35 am, ET), as previously announced on May 3, 2006. In addition, Noah Berkowitz, M.D., Ph.D., President and Chief Executive Officer of HaptoGuard, Inc. (“HaptoGuard”), who is expected to become President and CEO of Alteon upon the closing of a previously-announced merger between the two companies, will review Alteon and HaptoGuard’s clinical programs. The previously-announced merger is subject to approval of Alteon and HaptoGuard stockholders and is expected to close in the third quarter of 2006. The presentation will be webcast and accessible at Alteon's website, www.alteon.com.

The presentation is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Participants in the Solicitation

In connection with the proposed merger, Alteon Inc. and HaptoGuard, Inc. will be filing a joint proxy statement with the Securities and Exchange Commission. Investors and security holders of Alteon Inc. and HaptoGuard, Inc. are advised to read the joint proxy statement regarding the proposed merger referred to in this communication when it becomes available because it will contain important information. Alteon Inc. and HaptoGuard, Inc. expect to mail the joint proxy statement about the proposed merger to their respective stockholders. In addition to the proxy statement, Alteon Inc. files annual, quarterly, and special reports, proxy statements and other information with the Securities and Exchange Commission. Investors and security holders may obtain a free copy of the proxy statement and any other documents filed by Alteon Inc. at http://www.sec.gov and directly from Alteon Inc.

Alteon Inc. and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Alteon Inc. with respect to the proposed merger. Information regarding such officers and directors is included in Alteon Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and in its proxy statement for the 2006 annual meeting, which will be filed with the Securities and Exchange Commission. Once filed, these documents are available free of charge at the Securities and Exchange Commission’s website at http://www.sec.gov and directly from Alteon Inc.

HaptoGuard, Inc. and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of HaptoGuard, Inc. HaptoGuard, Inc. is a private company and does not file annual or quarterly reports with the SEC.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

(d)  Exhibit.

99.1 Presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALTEON INC.

Dated: May 15, 2006	By:	/s/ Kenneth I. Moch
Kenneth I. Moch President and Chief Executive Officer

This presentation is copyright ©2006 by Alteon Inc.
Any duplication, use or distribution of this presentation is strictly prohibited without prior written authorization from Alteon Inc.
This presentation is copyright ©2006 by Alteon Inc.
Any duplication, use or distribution of this presentation is strictly prohibited without prior written authorization from Alteon Inc.
ALTEON
“The Anti-A.G.E.ing Company”
Breakthrough Medicines For Cardiovascular Aging and
Diabetic Complications
Rodman & Renshaw 3rd Annual Global Healthcare Conference
May 15,  2006
Kenneth I. Moch
President & CEO
Alteon Inc.
Noah Berkowitz, M.D., Ph.D.
President & CEO
HaptoGuard, Inc.

Safe Harbor Statement
Certain statements made in the course of this presentation may be forward-looking and involve a number of risks and uncertainties, including, but not limited to:
    Our technology and product development efforts (including the possibility that early clinical trial results may not be predictive of results that will be obtained in large-scale testing or the possibility that any clinical trials may not demonstrate sufficient safety and efficacy to obtain requisite approvals or result in marketable products)
    Anticipated operating losses and capital
    Anticipated regulatory filing dates and clinical trial initiation dates
    Our estimates regarding our capital requirements and our needs for additional financing
    Our ability to obtain sufficient additional financing in near term
    Uncertainties associated with obtaining and enforcing our patents and with the patent rights of others
    Our selection and licensing of product candidates
    Technological change and competition
    Our ability to attract collaborative partners and other third parties with acceptable development, regulatory and commercialization expertise
    Our ability to form and maintain collaborative relationships, including those relating to the development and commercialization of our product candidates
    Other risks identified in Alteon’s filings with the Securities and Exchange Commission
Actual results, events or performance may differ materially.  Alteon undertakes no obligation to publicly release the result of any revision to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Diabetes and Cardiovascular Synergy:
Merging Alteon and HaptoGuard
Deal Parameters
               Technology Synergies
           New Management Team
           New Members of the Board
           Renegotiated Agreement and Rights Granted to
                Genentech
           Small Transitional Financing
Detailed View of the Post-Merger Cardiovascular Product Pipeline
           New Eyes on Alteon’s Alagebrium: CHF Patients With
                Diastolic Dysfunction (Chronic)
           Introducing HaptoGuard’s ALT-2074: A Pharmacogenomic
                Approach to Post-MI M/M Reduction (Acute)

Diabetes and Cardiovascular Synergy
Alteon
HaptoGuard
Focus on novel
therapeutics for
cardiovascular
aging and diabetic
complications
Focus on novel
therapeutics for
inflammation in
cardiovascular
disease and diabetes

Alteon/HaptoGuard:  Synergistic Technologies
With Two Phase 2 Compounds
A new company with a promising product pipeline focused on:
ALT-2074, HaptoGuard’s lead compound, a glutathione
peroxidase mimetic in development for reduction of mortality in post-myocardial infarction patients with diabetes.
Alagebrium chloride (formally ALT-711), Alteon’s lead
compound, an Advanced Glycation End-product Crosslink
Breaker being developed for heart failure in diabetics with
                  diastolic dysfunction.

Alteon/HaptoGuard: A “Transforming Transaction”
A acquires all
outstanding H equity
H receives $5.3m
A common shares
(~22.5m)
G receives milestones
and royalties on
alagebrium
G receives ~13.5m
A common shares
upon conversion of
A preferred stock
G returns remaining
preferred stock, which
is cancelled
A
H
G
A sells 10.3 million
units of common stock
and warrants for ~$2.5m
G receives right of 1st
negotiation to H lead
compound
H receives A preferred
stock held by G valued
at $3.5m (= ~14.9m A
common shares)

Alteon/HaptoGuard: “The Deal”
A acquires all
outstanding H equity
H receives $5.3m
A common shares
(~22.5m)
A
H
G
A sells 10.3 million
units of common stock
and warrants for ~$2.5m
G receives right of 1st
negotiation to H lead
compound
H receives A preferred
stock held by G valued
at $3.5m (= ~14.9m A
common shares)
G receives milestones
and royalties on
alagebrium
G receives ~13.5m
A common shares
upon conversion of
A preferred stock
G returns remaining
preferred stock, which
is cancelled

Post-Merger Management Team
Upon shareholder approval, Alteon’s new management team will be as follows:
Kenneth I. Moch, Chairman
    Currently Chairman, President & CEO of Alteon
Noah Berkowitz, M.D., Ph.D., President & CEO
    Currently President & CEO of HaptoGuard
Malcolm MacNab, M.D., Ph.D., Vice President of Clinical Development
    Currently Chief Medical Officer of HaptoGuard
Howard B. Haimes, Ph.D, Executive Director, Preclinical Science
    Currently Executive Director, Preclinical Science of Alteon

Post-Merger Board of Directors
From Alteon’s Current Board:
   Kenneth I. Moch, Chairman - Director of Alteon since December 1998
                  President & CEO, Alteon; President & CEO, Biocyte Corporation; Mng.General Partner, Catalyst Ventures;  VP,
                  The Liposome Company
   Marilyn G. Breslow - Director of Alteon since June 1988
                  Former President/Analyst, W.P. Stewart; General Partner, Concord Partners; VP, Dillon, Read & Co.; Polaroid
                  Corp.; Peat Marwick
   Thomas A. Moore - Director of Alteon since October 2001
                  Former President & CEO, Biopure; President & CEO, Nelson Communications; President, Procter & Gamble’s
                  Worldwide Prescription and OTC Healthcare Products
   George M. Naimark, Ph.D - Director of Alteon since June 1999
                President, Naimark & Barba; President, Naimark & Associates
From HaptoGuard’s Current Board:
   Noah Berkowitz, M.D., Ph.D. - Director of HaptoGuard since November 2003
                 President & CEO, HaptoGuard; VP Clinical Development, IMPATH; Founder, Physician Choice
   Mary Tanner - Director of HaptoGuard since January 2004
                 Principal and Founder, Life Sciences Partners; Senior Managing Director, Bear Stearns; Managing Director,
                 Lehman Brothers
   Wayne P. Yetter - Director of HaptoGuard since August 2004
                 CEO Verispan; President and CEO, Odyssey Pharmaceuticals; Chairman & CEO, Synavant; CEO Astra
                 Merck; Executive at Pfizer, Merck, Novartis, IMS

Alteon Pro-forma Capitalization
Current Alteon Shares Outstanding
   (including 4/06 Financing)            68.3
                                Genentech Common Shares upon
                              partial preferred stock conversion       13.5
                                HaptoGuard Shares
                              From Genentech (=$3.5 million)                   14.9
                              From Alteon (=$5.3 million)    22.5
Total Shares Outstanding                                                 119.2
                                Current Warrants and Options                                     11.5
                                New Financing Warrants                               10.3
Fully Diluted Shares                                                           141.0
Shares (Millions)

The Post-Transaction Alteon
              Multi-product cardiovascular pipeline with focus
                    on patients with diabetes
              Two distinct NCE’s in Phase 2 clinical trials
              Additional management with highly complementary
    cardiovascular/diabetes expertise
              New Board members with extensive pharma and financing
    expertise
              Genentech overhang eliminated
              New financing bridging towards shareholder vote

Proposed Transaction Calendar
Financing                                                    Mid-April 2006
                                                                        Complete
Proxy Filed             May 2006
SEC Review        May-June 2006
Shareholder                                        3Q 2006
Vote

Post-Transaction Development Pipeline: Two Phase 2
Cardiovascular Compounds Plus Pipeline
Preclinical
Phase 1
Phase 2
Phase 3
NDA
Development Drugs/Indications
Alagebrium

Alagebrium
Alagebrium
ALT-2074
AGE Breakers
GPx Mimetics
Discovery
2nd Generation
Chronic Heart Failure
Nephropathy
Retinopathy
Acute Coronary Syndrome
Other
*
*
*Based on outcome of preclinical studies, may go directly to Phase 2

Segmenting Large Markets:
Cardiovascular Complications of Diabetes
-- Addressing Multi-billion Dollar Markets --
25- 44%
of Diabetic
Patients
Prevalence:
~5 Million (U.S.)
20-30%
Diabetic
Patients
Prevalence:
~13.9 Million (U.S.)
> $5 BILLION/YEAR
(Worldwide Estimate)
Sources: AHA; National Quality Measures Clearing House; Analyst Estimates
Alagebrium
Chronic Heart Failure
ALT-2074
Acute Coronary Syndrome
> $10 BILLION/YEAR
(Worldwide Estimate)
Mechanism
Markets
Management

Deal
Synergy

“The possibility of widespread coronary inflammation has
important implications for research and therapy.  It
challenges the widely accepted hypothesis that a single
vulnerable plaque is responsible for the development of
coronary instability.”
July 2002: Widespread Coronary Inflammation in Unstable Angina
“Epidemiological and clinical studies have shown strong
and consistent relationships between markers of
inflammation and the risk of future cardiovascular events.”
2004: Inflammation as a Cardiovascular Risk Factor
Circulation, Journal of the American Heart Association
“The physiological processes of thrombosis and
inflammation should not be viewed in isolation because they
greatly influence each other.”
April 2005: New Links Between Inflammation and Thrombosis
Arteriosclerosis, Thrombosis, and Vascular Biology, Journal of
the American Heart Association
“ In addition, glycation of LDL and other lipoproteins is quite common in diabetes, thus making the lipoproteins of
diabetic patients more susceptible to oxidation and more
atherogenic.”
Feb. 2006: Atherothrombosis, Inflammation and Diabetes
Sept. 2001: Role of Inflammatory Biomarkers in
Prediction of Coronary Heart Disease
“Early atherosclerosis has an inflammatory component
characterized by leucocytic infiltration of the vascular
endothelial wall.”
Inflammation in Chronic Heart Failure
and Acute Coronary Syndrome
The Lancet

Related Therapeutic Areas
Different Mechanisms of Action
           Alagebrium
   Targets Advanced Glycation
        End Products (A.G.E.s)
   Alagebrium breaks A.G.E.
        Crosslinks
   Restores structure and
        function of tissues
         ALT-2074
   Lipid peroxides cause
        inflammation
   ALT-2074 metabolizes
        lipid peroxides
   Treats acute ischemic
        injury

A.G.E.s Induce Inflammation
Results in Expression
of Growth Factors and
Cytokines
IL-1
TNF
TGFß
NFß
eNOS
Resulting Pathologies:
Vascular Stiffening
Chronic Heart Failure
Nephropathy
Source: Diabetes, Brownlee,
Vol. 54, June 2005
Intracellular protein glycation
AGE precursors
Glucose
Matrix
Intracellular transducers
Transcription factors
Glucose
DNA
Transcription
AGE
receptor
AGE
plasma
proteins
AGE
receptor
ROS
NF-ß
Macrophage
mesangial cell
mRNA
Proteins
Integrins
Endothelial cell
RNA

Impaired filling (elevated atrial
                 pressures)
Normal or impaired ejection
                 fraction
30-50% of all heart failure cases
70% of elderly heart failure
                 patients
No current therapy available
Alagebrium reverses ventricular and aortic stiffening associated with diastolic dysfunction
Diastolic dysfunction in heart failure:
Source:      William H. Luer, M.D.
                   Tulane School of Medicine
Rationale For Alagebrium in Heart Failure

Key Clinical Findings for Alagebrium
in Heart Failure
   Meaningful reduction in left
          ventricular mass (p=0.036), in
          unprecedented timeframe
  Marked improvement in initial
          phase of left ventricular diastolic
          filling (p=0.045)
   Statistically significant
           improvements in multiple QOL
          measurements (p < 0.01)
   Sickest patient population (class
          III heart failure) benefited most
Source: Kitzman, Zile, et al; Presented as Poster at Society
of Geriatric Cardiology Annual Meeting, 2003
*D istensibility Improvement and
Remo deling in Diastolic Heart Failure
DIAMOND Study
Source:  Thohan, Koerner, et al; Presented as Poster at the
American Heart Association Annual Meeting, 2005
Patients with Impaired Ejection Fraction and
Diastolic Dysfunction: Efficacy and
Safety Trial of Alagebrium
PEDESTAL Study
Improvements observed for:

    Diastolic function (E/A, DT,
            IVRT)
    Hemodynamics (LAP, PASP)
    LV remodeling (LAV, LVEDV,
            LV mass)
    NYHA score
No alterations in heart rate, blood
pressure or physical exam

Alagebrium: A Novel “Therapeutic
Remodeling” Agent
   Breaks A.G.E. Crosslinks
           Phase 1 and 2 clinical trials in >1000 patients:
              Safe and well tolerated
      Encouraging Phase 2 data in CHF in 45 patients
      Our Strategy:
      Chronic heart failure indication
      Diabetic patients only
      HaptoGuard diagnostic test identifies highest risk
                diabetic patients

Alagebrium:  Phase 2b Study in High Risk
Diabetic Patients With Diastolic Heart Failure
                                            Type                                      Placebo Control, 3 arm
                                                 Screened with HaptoGuard
                                                 Test

                                             # of Patients      200
                                            Initiate                                  4Q 2006/1Q 2007
                                            Duration                          6 months dosing
                                            First Interpretable                   Q1 2008
                                            Results

                                            Centers                             20; U.S.; Target max 9 month
                                                 accrual
                                            Endpoints                   Cardiac function, mass and
                                                 pressure, clinical endpoints

Source: Adapted from Pak H. Chan, J. Cereb Blood Flow Metab. Vol 22, No. 1, 2001
HaptoGuard Focus: Lipid
Hydroperoxides in Cardiovascular Diseases
Oxidized lipid peroxides stimulate multiple pathological
inflammatory and metabolic pathways

HaptoGuard’s Lead Compound
Metabolizes Oxidized Lipids
Orally Dosed Phase 2 Small Molecule
>50 patients in Phase 1 & 2 - anti-inflammation
indication
Novel Anti-Inflammatory Mechanism of Action
Glutathione Peroxidase (GPx) Mimetic
Metabolizes Lipid Peroxides
Decreases over-expression of key cytokines and messengers
Rapid Action
Restores Function
Acute, ischemia-reperfusion protection without hemodynamic
instability

Source:  Diabetes 2005; 54: 2802-2806
HP 1-1
HP 2-2
Haptoglobin Typing Predicts Clinical Event Rate
Obvious Consequences for Clinical Trials
Haptoglobin Type and 30 Days Post MI Events in Diabetics
HP 1-1
HP 2-2
1-1
1-1
2-2
2-2

ALT-2074 Reduces MI Size in Hp 2-2 DM Mice
      Mouse model for ischemia
          reperfusion injury
          (controlled heart attack)
      High risk diabetic mice,
          genetically engineered to
          model the human
          condition
      Occlusion of the coronary
          artery followed by
          restoration of blood flow
      Infarcts are represented
          as Infarct Area/Area at
          risk
      0.5mg/kg to 5mg/kg of
          ALT-2074 yielded similar
          results
  Approximately an 85% reduction in infarct size following
          a single oral administration of ALT-2074
n=13 in each group
P=0.001
0
5
10
15
20
25
30
35
40
45
50
Placebo
  ALT-2074

                                            Type                                      Placebo-controlled, 2 arm

                                            Initiated                             May 1, 2006
                                            First Interpretable                   Q4 2006
                                            Results
                                            # of Patients        60
                                            Duration                          5 days
                                            Centers                             5-10; Israel, Czech Republic
                                            Endpoints                   Myocardial Damage (CK leak)
                                                 Holter, clinical events
ALT-2074: Phase 2 Study in
High Risk Diabetic Patients Undergoing PCI

                                            Type                                      Placebo Controlled, 3-4 arm

                                            Initiate                                  Q3 2006
                                            First Interpretable                   Q1 2007
                                            Results
                                            # Patients                   60-80
                                            Duration                          28 days
                                            Centers                             1-2; U.S.
                                            Endpoints                   Safety and Dose Dependent
                                                 Changes in Inflammatory Markers
Status at Q1 2007 - Increased safety database; dose of
Phase 2b will be guided by anti-inflammatory marker results
ALT-2074: Multi-Dose Phase 2 Study in
High Risk Diabetic Patients

Anticipated 2006 Milestones
Q1 2006 ALT-2074 - ACC Presentation of Proprietary
                                    Animal Model - Completed
Q2 2006 ALT-2074 - Initiate Phase 2 Study on Cardiac
                                    Protection Following Angioplasty in ACS
                                    Patients -Initiated May 1, 2006
Q3 2006 ALT-2074 - Initiate Phase 2 Anti-inflammatory
                                    Biomarker Trial
Q4 2006/                               Alagebrium - Initiate Phase 2b CHF Trial
Q1 2007
Q4 2006 ALT-2074 - Post Angioplasty Trial Results
Q1 2007 ALT-2074 - Anti-inflammatory Biomarker
                                    Trial Results

ALTEON
This presentation is copyright 2006 by Alteon Inc.
Any duplication, use or distribution of this presentation is strictly prohibited without prior written authorization from Alteon Inc.
6 Campus Drive
Parsippany, NJ  07054
Tel:  (201) 934-5000
Fax:  (201) 934-8880
AMEX:  ALT
www.alteon.com
TM
“The Anti-A.G.E.ing Company”